UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 3, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX IN DEFINITIVE AGREEMENT TO SELL ASSET MANAGEMENT UNIT

Panama City, Republic of Panama, April 2, 2013- Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, the “Bank”) announced today that it has finalized a definitive agreement for the sale of its asset management unit.

The asset management unit will be sold to Alpha4X Asset Management, LLC (“Alpha4X”), a newly-formed company that is majority owned by the current asset management team, led by the unit’s current Chief Investment Officer, Manuel Mejía-Aoun. A subsidiary of XL Group plc (NYSE: XL) will acquire a minority equity stake in Alpha4X as part of the sale.

In 2006, Bladex seeded the asset management unit’s flagship fund with an investment of $100 million. Bladex will continue in its role as anchor investor of the flagship fund for a period of up to 3 years, with a reduced investment amount, and will also enjoy certain revenue-sharing rights. As part of the agreement, an XL subsidiary will also become an anchor investor in the unit’s flagship investment fund.

The sale of the unit is expected to close in the second quarter of 2013.

Bladex's Chief Executive Officer, Rubens V. Amaral Jr., commented on the announcement: “We have built a first rate asset management unit that has generated attractive returns since its inception in 2006. We are very pleased to have found in XL a very large and sophisticated investor to support Manuel and his team as they further build on their successful track record. We will be able to add to Bladex’s fee income through our ongoing revenue participation in Alpha4X’s activities over the next three years, as we complete our exit from this line of business while Alpha4X continues to grow.”

Bladex is a supranational bank originally established by the central banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

XL Group plc, through its subsidiaries, is a global insurance and reinsurance company that provides property, casualty, and specialty products to industrial, commercial, and professional firms, insurance companies, and other enterprises throughout the world.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V., Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Attention: Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor, New York, NY 10005

Attention: Ms. Melanie Carpenter

Tel.: (212) 406-3692, E-mail: mcarpenter@i-advize.com